

Mail Stop 3561

October 23, 2008

Lee Miller
Chairman and Chief Executive Officer
Feel Golf Co., Inc
1354-T Dayton Street
Salinas, CA 93901

**Re: Feel Golf Co., Inc.
          Registration Statement on Form S-1
          Filed September 26, 2008
          File No. 333-153699**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

2. Please revise to eliminate the marketing language throughout the registration statement. For example, under "About Our Company," at page 1, you refer to "excellent" golf products that Lee Miller designed. Refer to page 11 and eliminate terms such as "unique," "high performance," "profound effect," and that your products "stand out" and are a "major advance." These are just examples.

Registration Statement Cover Page

3. Please revise to indicate whether you are a large accelerated filer, accelerated filer, non-accelerated filer, or smaller reporting company.

Prospectus Cover Page

4. It appears that the $1.00 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $1.00 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $1.00 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary.

5. Please move the prospectus "Subject to Completion" legend to the cover page. Refer to Item 501(b)(10) of Regulation S-K. It currently appears to be on the page preceding the cover page.

Prospectus Summary, page 1

6. Please disclose that your auditor has issued a going concern opinion in the forefront of the prospectus under, "About Our Company." Revise to also add a risk factor with this information as well.

7. You indicate that Lee Miller has become well known for golf products he designed. Please clarify whether or not the products you are referring to are the ones your company sells. Also, substantiate this claim to us or remove to delete this claim.

8. Please briefly explain Mr. Miller's membership in the PGA.

9. Please briefly explain what you mean by "award-winning" or delete.

10. You indicate that the Full Release Performance Grip was endorsed by the USSOG. Clarify if this is the same as the Reverse Taper – Full Release Performance Grip discussed at the beginning of the same paragraph.

Risk Factors, page 3

11. Please add a risk factor discussing your net losses for the most recent audited period.

12. Please add a risk factor to discuss the risk that you may not be able to absorb the costs of being a public company.

Although Our Products Are Currently in Demand, page 3

13. Please balance the disclosure in this risk factor to indicate that you had net losses for your most recent audited period.

We do not manufacture our own products, page 4

14. Please disclose in what countries your products are manufactured.

The Continued Development and Commercialization of Our Products Will Require a Commitment of Substantial Funds, page 4

15. We note your disclosure that you will require a "substantial investment" to expand your product marketing and implement your business plan. Elaborate on any planned expenditures to accomplish these goals and the anticipated sources of funding. Revise your plan of operation section in this manner as well.

The Loss of Our Key Employee Would Have a Negative Impact on Feel Golf, page 5

16. We note that you identify Greg Cottingham as "essential to the success" of the company. There does not appear to be any mention of Mr. Cottingham elsewhere in the prospectus. Please identify Mr. Cottingham's position with Feel Golf and discuss why you consider him a key employee. Refer to Item 401(c) of Regulation S-K.

Our Officers and Directors Beneficially Own the Majority of Outstanding Common Stock . . . , page 5

17. Please revise this risk factor to specify the percentage of common shares beneficially owned by your officers and directors.

Selling Security Holders, page 7

18. Please provide a description of the transactions by which the selling shareholders acquired the shares being registered for sale.

19. Please refer to the selling security holder table. You indicate that Todd and Karen Acker are offering 10,000 shares of the 21,764 shares they beneficially owned prior to the offering. However, you indicate that they will not own any shares after the offering. Please revise or advise.

20. Explain here the material relationship that the beneficial owner of the Miller Family Trust has had with the registrant. Refer to Item 507 of Regulation S-K.

Plan of Distribution, page 8

21. Please revise to indicate that the selling shareholders may be deemed underwriters.

22. Please advise us whether or not any of the selling security holders are broker-dealers or affiliates of broker-dealers.

23. Please address the applicability of Regulation M to your offering.

Description of Business, page 10

24. Please revise to include a discussion of your historical operating results. Refer to Item 101(h) of Regulation S-K.

25. Please better explain the products you offer. For instance, please clarify what you mean by wedges with loft ranges. What does this mean? Explain what you mean by each has the same Kick Point, Balance Point, Swing Weight, etc. What is a reverse tapered golf grip? Explain the different wedges and grips you offer.

26. Please remove the use of the term "unique" to describe the feel of your wedges or substantiate to us this claim.

27. Similarly, revise to state it is your belief that the wedges provide a lower drag-coefficient or substantiate this claim to us.

28. Revise to state that it is your belief that players have noted the soft feel of your wedges.

29. Indicate from which testing organizations you have won awards or delete this reference.

30. Revise to state it is your belief that the USSOG represents premier teaching facilities.

31. To the extent practicable, clarify or quantify what you mean by "minor" international distribution channels so that investors can assess this disclosure.

32. Clarify what you mean by your products have had visibility on the various tours.

33. We note your disclosure on page 3 that you have spent a substantial portion of your operating history engaged in research and development. Revise your description of business to disclose, if any, material amounts spent during each of the last two fiscal years on research and development activities. Refer to Item 101(g)(x) of Regulation S-K. If you intend to undertake material research and development activities during the next twelve months, revise the plan of operation section in this manner as well.

34. Please revise to include the number of employees.

Marketing, page 10

35. We note your statement suggesting that ninety percent of all golfers would be "ideal target customers." Do you plan to market to such a large potential pool of customers? What is the basis for your belief that the "global market for our performance grips is significant? Do you have concrete plans to implement "an appropriate and consistent marketing campaign?"

36. We note your disclosure that "[a] continuing presence of our representatives on major PGA and LPGA tours is necessary to increase visibility and product credibility." Please elaborate on your plans, if any, to ensure this continued presence.

37. Either substantiate that your "products include quality components, excellent design characteristics, and quality control assembly" or restate as a belief.

38. Please provide the price range you charge for your wedges.

"We plan to support five distinct sales channels," page 11

39. Please revise and discuss in concrete terms and chronologically each material step you expect to take in order to develop your five distinct sales channels. Include a timeline of when you intend to implement each step and your estimates of the cost of each step. To the extent you anticipate requiring additional sources of funding, discuss the estimated amount of funds you will require and anticipated sources of these funds. If you have no available funding, please make that clear. Also, in an appropriate place in the Business Section, include a discussion, timeline and available financing for increasing the production of your products if demand does

increase due to your marketing efforts. Provide similar disclosure for launching new products, which is mentioned in the prospectus, if applicable. Revise your plan of operation section in this manner as well.

Competition, page 12

40. Please revise to state as a belief that sufficient capital and excellent products are the key to success in this market.

41. Please revise to remove references to large grip manufacturers that you do not directly compete with.

Upcoming Applications, page 13

42. Please explain what is meant by an examiner found your patented inventions to be "non-obvious."

Market for Common Equity and Related Stockholder Matters, page 13

43. Please indicate the amount, if any, of the outstanding common stock could be sold pursuant to Securities Act Rule 144.

44. Please indicate whether you have authorized shares for issuance pursuant to the 2003-2004 stock option plan. If so, provide the appropriate tabular disclosure. Refer to Item 201(d) of Regulation S-K.

Financial Statements for the Fiscal Year Ended December 31, 2007

Statements of Cash Flows, page F-5

45. We note that the cash outflows related to increases in your company's gross intangible asset balances have been classified as investing activities in your statements of cash flows. However, we also note that a significant portion of your gross intangible asset balance relates to capitalized advertising costs. In this regard, please tell us why cash outflows related to advertising costs have been classified as investing activities rather than operating activities in your cash flow statement. As part of your response, please cite any accounting literature that you believe supports your accounting treatment.

46. Per your "Supplemental disclosures to the Statement of Cash Flows," the amount of "interest paid" in fiscal years 2007 and 2006 equaled the total amount of interest expense recognized in your company's statements of operations for those years. However, per Note 13 to your company's fiscal year 2007 financial statements, your company's accrued interest expense balance for related parties' notes payables increased by $100,237. We note that the disclosure of interest

paid pursuant to paragraph 29 of SFAS No. 95 should reflect your company's actual cash outlay related to interest expense. Please revise the supplemental disclosures to your company's statements of cash flows accordingly, or advise as appropriate.

Footnotes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies
Research and Development, page F-9

47. Please revise your disclosure regarding research and development costs to discuss how such costs are recognized (e.g., as incurred).

Note 6 – Intangible Assets, page F-11

48. Please revise the footnotes to both your annual and interim period financial statements to disclose the accumulated amortization and weighted-average amortization period related to each individual intangible asset class. Refer to the disclosure requirements of paragraph 45 of SFAS No. 142 and paragraph 49 of SOP 93-7 for guidance. In addition, please tell us why the amortization expense of $17,732 recognized during the six-month period ended June 30, 2008 does not appear proportionate to the amount of amortization expense recognized during the fiscal years 2007, 2006, and 2005.

49. Please tell us the specific nature of the costs recorded as intellectual property assets and capitalized talent. Furthermore, given the net losses recognized by your company and negative cash flows from operations realized by your company for fiscal years 2005, 2006, and 2007, please tell us how you determined that the carrying values of these intangible assets were not impaired as of December 31, 2007. Please provide a copy of your most recent impairment analysis as part of your response.

50. We note that a significant portion of your company's gross intangibles balance is comprised of capitalized infomercial and commercial costs, capitalized talent costs, capitalized promotion costs, capitalized print/production costs, and capitalized marketing costs—all of which relate to advertising expenditures. In this regard, please expand your disclosure in Note 2 to your financial statements to discuss your accounting policies related to advertising costs. Refer to paragraphs 49 and 50 of SOP 93-7 for further guidance.

51. Please tell us the aggregate amount of capitalized advertising costs (gross and net of amortization) at June 30, 2008 and December 31, 2007 that relate to (a) direct-response advertising and (b) advertising costs due to be expensed the first time an advertisement takes place. In this regard, we note that "Capitalized Print/ Production" costs and "Capitalized Marketing" costs appear to relate to direct-

response marketing campaigns; however, it is not clear what amount of your company's "Capitalized Film Production" costs may relate to advertising production costs which you plan to expense when the advertisement first takes place.

52. With respect to capitalized direct-response advertising costs, please tell us how you have determined that your company's direct-response advertising (i) elicits sales to customers who can be shown to have responded specifically to the advertising and (ii) results in probable future economic benefits. Refer to paragraphs 33 through 39 of SOP 93-7 for guidance.

    Furthermore, given the net losses recognized by your company for fiscal years 2005, 2006, and 2007, please tell us how you determined that the carrying value of your company's capitalized direct-advertising costs were not impaired as of December 31, 2007. In this regard, we note that the carrying value of these assets should be supported by the probable remaining future <u>net</u> revenues (i.e. gross revenues less the probable future costs of all goods and activities necessary to earn those revenues, except amortization of direct-response advertising) expected to result <u>directly</u> from such advertising. Refer to paragraph 48 of SOP 93-7 for further guidance.

53. Please tell us your basis for capitalizing promotion costs, which include product used by celebrities and tour players. Your response should cite the specific accounting literature that you believe supports your accounting treatment.

<u>Note 8 – Share Capital, page F-11</u>

54. In Note 8, you disclose that your company has authorized 10 million shares of preferred stock. However, you state in "Item 9. Description of Securities to be Registered" (page 9) that your company is not authorized to issue shares of preferred stock. Please reconcile these disclosures, or advise.

<u>Financial Statements for the Six-Month Period Endied June 30, 2008</u>

<u>Statements of Operations, page F-1</u>

55. We note that you reported general and administrative expense of $58,897 for the six-month period ending June 30, 2007 and $36,677 for the fiscal year ending December 31, 2007. Please tell us why the expenses reported for the entire 2007 fiscal year were less than the amount recorded and reported during the six-month period ended June 30, 2007.

Balance Sheets, page F-2

56. We note that your comparative interim period balance sheets appear to be as of June 30, 2008 and June 30, 2007. While we would not object to the presentation of your company's June 30, 2007 balance sheet if it provides additional information regarding the changes in your company's financial condition, we note that you would still need to present your company's balance sheet as of December 31, 2007 for comparative purposes. See Rule 8-03 of Regulation S-X for guidance. We note further that if your interim period financial statements include an interim balance sheet as of the corresponding interim date of the preceding fiscal year, your MD&A should discuss any material changes in your company's financial condition between the dates of the interim period balance sheets, in addition to the discussion of changes in your company's financial condition since the end of its preceding fiscal year. See Item 303(b)(1) of Regulation S-K for further guidance.

57. We note that you have reported an "Other receivable" balance of $113,155 as of June 30, 2008. We also note that this balance has increased as of each balance sheet date presented in your registration statement on Form S-1. In this regard, please tell us and disclose the nature and amount of each material item that has been included in your company's "Other receivable" balance.

Statements of Cash Flows, page F-3

58. We note from your company's statement of stockholders' equity for the six months ended June 30, 2008 that 1,000,000 shares of your company's common stock were issued for relief of $1,000,000 of debt owed to related parties. In this regard, please revise your company's statement of cash flows to disclose information about your company's non-cash financing activities. Refer to paragraph 32 of SFAS No. 95 for further guidance.

Notes to Consolidated Financial Statements

Note 5 – Notes Payable from Stockholder Loans to the Company, page F-10

59. Please disclose the terms of all of your company's borrowings from related parties in the footnotes to your interim period and annual financial statements. Your revised disclosure should discuss the timing of when both your company's borrowings and the related accrued interest are due to be paid, as well as the interest rate being charged against such borrowings. In addition, any borrowings that can be called or that mature within twelve months of your company's balance sheet date should be classified as current liabilities. In this regard, please reclassify the $30,000 bridge loan received from Wylie Mitchell on February 14, 2008, as well as any other borrowings that mature prior to June 30, 2009, as current liabilities in your company's interim period balance sheet.

Note 13 – Subsequent Events, page F-14

60. Please tell us and disclose the value ascribed to the shares issued subsequent to your company's balance sheet date, as well as the period in which you plan to recognized the related expense.

61. We note your change from "S" Corporation status to "C" Corporation status as of July 2008. In accordance with SAB Topic 4:B, please reclassify your undistributed earnings or losses to paid in capital in pro forma financial statements or your update financial statements for the period ended September 30, 2008, as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Result of Operation, page 15

62. We note that one of the purposes MD&A is to provide investors with information that will enhance their understanding of a company's results of operations, financial condition, and changes in financial condition. In this regard, MD&A should give investors the opportunity to look at a company through the eyes of management by providing a short-term and long-term analysis of the business of the company. MD&A should also allow investors to assess (i) the quality of earnings and (ii) the likelihood that past performance is indicative of future performance. We note that your MD&A does not provide any discussion or analysis of your company's results of operations for the reporting periods presented in your registration statement on Form S-1. As such, please expand the MD&A disclosure regarding your company's results of operations to discuss information including, but not limited to, each of the following items, if applicable:

- the underlying causes of any material year-to-year changes in the line items presented in your company's consolidated statements of operations (e.g., net sales, costs of goods sold, advertising expense, depreciation expense, etc.).
- material events and uncertainties that are known to management and are likely to cause reported financial information not to be indicative of future operating results (e.g., matters that are expected to impact future operations but have not had an impact in the past, as well as matters that impacted reported operations, but are not expected to impact future operations);
- any unusual or infrequent events or transactions that materially impacted your company's reported income from continuing operations, as well as the amount by which income was affected;
- any significant economic changes that materially affected the amount of reported income from continuing operations, as well as the amount by which income was affected; and
- any known trends or uncertainties that have had or that the registrant reasonably

expects will have a material favorable or unfavorable impact on net sales or income from continuing operations;

- any statistical data and changes in statistical data, such as gross profit percentage or other relationships between costs and revenues, that would enhance investors' understanding of your company's results of operations and/or changes in your company's operations.

We note that your expanded disclosure should discuss your company's results of operations for both the annual periods and the interim periods presented in your registration statement on Form S-1. Please refer to Item 303 of Regulation S-K and our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Operations" for further guidance.

63. We note that your company sells both golf grips and golf clubs. Please expand your MD&A to discuss the amount of revenues generated from each product type, as well as any fluctuations in revenues by product type.

64. We note that your company's reported gross profit was 79.4% and 75.8% of net sales for the six-month periods ended June 30, 2008 and June 30, 2007, respectively. However, your company's reported gross profit was only 45.1%, 56.3%, and 42.4% of net sales for fiscal years 2007, 2006, and 2005, respectively. In this regard, please tell us and explain in MD&A why the gross profits realized for the interim periods ended June 30, 2008 and June 30, 2007 have differed significantly as a percentage of sales from the gross profit realized during each of your company's last three annual periods. In addition, please discuss the underlying factors which have contributed to the changes in your company's gross profit as a percentage of sales for each of the comparable annual periods.

Capital Liquidity and Resources, page 16

65. We note that one of the principal objectives of the liquidity and capital resources section of MD&A is to provide investors with insight regarding your company's financial position, as well as the quality and potential variability of your company's cash flows, so that they can assess your company's ability to generate adequate amounts of cash to meet its short-term and long-term cash needs. However we note that your disclosure does not provide sufficient detail regarding your company's financial position, sources of cash, short-term and long-term capital needs, or ability to fund its future operations. In this regard, please expand the disclosure regarding your company's liquidity and capital resources to discuss information including, but not limited to, the following items:

- the amounts and certainty of your company's cash flows, including a detailed discussion of your company's cash flows generated from operating, investing, and financing activities;

- indications of which balance sheet, income, or cash flow items should be considered in assessing your company's liquidity, as well as any changes in these items on a period-to-period basis;
- the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
- anticipated sources of the funds needed to satisfy your company's known commitments and reasonably likely cash requirements;
- known trends and uncertainties that are reasonably likely to affect your company's cash needs, sources of cash, and/or overall liquidity; and
- prospective information regarding company's sources of and needs for capital, except where otherwise clear from your discussion elsewhere.

We note that your expanded disclosure should provide a clear picture of your company's ability to generate cash and meet existing and known or reasonably likely future cash requirements. Please refer to Item 303 of Regulation S-K and our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Operations" for further guidance.

66. You have disclosed that the cash flow you generated through operations will be sufficient to sustain current level operations for at least the next twelve months. However, we note the following with regard to your company's financial condition, working capital, existing cash, liquidity, and capital resources:

- your company's financial condition raises substantial doubt about its ability to continue as a going concern;
- your company has had a working capital deficit at the end of each reporting period presented in your registration statement;
- your company has a limited amount of cash on hand;
- your company generated negative cash flows from operations during each of the <u>annual</u> reporting periods presented in your registration statement;
- a significant portion of your company's financing during the periods presented in your registration statement has come from borrowings from related parties and/or shareholders;
- There is no market for your company's common stock.

Given the aforementioned factors, we do not believe that you have provided an adequate description of your company's financial condition, liquidity, or capital resources. In this regard, please expand the disclosure regarding your company's liquidity and capital resources to specifically discuss i) your company's working capital deficit – including the operating reasons for this condition, ii) the specific sources of cash which you plan to rely upon to fund your company's working capital deficit and other short-term cash needs, iii) the underlying factor and operating reasons contributing to your company's negative operating cash flows in its historical annual reporting periods, iv) whether you believe your company can generate additional cash flows from operations subsequent to the six-month period ended June 30, 2008, as well as any assumptions you have relied upon to reach your conclusion, v) the terms of your company's borrowings from related parties and related accrued interest -- including the interest rate being charged and the due date, and vi) your company's ability to continue to borrow cash from related parties or significant shareholders – including whether the related parties or significant share holders have formally committed to financing your company's operations as needed.

67. You state that you <u>generated</u> cash flow of $33,694 as of June 30, 2008, $6,606 as of December 31, 2007, and $11,962 as of December 31, 2006. However, we note that the disclosed amounts are your company's cash balances at the respective dates, as opposed to the amount of cash generated during the respective periods. Please revise your disclosure, accordingly.

<u>Directors, Executive Officers, Promoters, and Control Persons, page 17</u>

68. Please limit background information to the requirements of Item 401(e)(1) of Regulation S-K. For example, subjective statements such as "[h]e has a wealth of experience" and "offering compelling strategies and strong execution" are beyond the scope of Item 401(e)(1). This appears to be marketing language.

69. Please identify David Otterbach's other directorships and indicate whether he currently holds any other directorships, if applicable. Refer to Item 401(e)(2) of Regulation S-K.

<u>Security Ownership of Certain Beneficial Owners and Management, page 19</u>

70. Please revise this table to include all persons known to own more than five percent of your outstanding shares of common stock. We note in this regard that Criterion Capital Partners LLC, through its principal Adam Levin, beneficially owns 1,205,726 common shares, approximately 7.6% of the common shares outstanding at September 26, 2008.

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 20</u>

71. Please revise to disclose the material terms of the loan from Mr. Miller to the company. File a copy of the loan agreement as an exhibit to the Registration Statement or advise. Refer to Items 404(a) and 601(b)(10)(ii) of Regulation S-K.

72. Please revise to disclose the terms of the consulting agreement between the company and Adam Levin. Discuss the nature of the services provided by Mr. Levin to the company and the value of those services.

Prospectus Back Cover Page

73. Please revise to include an advisory to dealers regarding their prospectus delivery obligations. Refer to Item 502(b) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

74. Please revise to state the consideration received in exchange for the 181,764 common shares issued in reliance on the exemption under Section 4(2) of the Securities Act and the 2,318,226 common shares issued pursuant to Rule 506 of Regulation D. Refer to Item 701(c) of Regulation S-K.

Other

75. Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing an amendment to your registration statement.

76. Please provide a currently dated consent from the independent public accountant in your amendment to this registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (732) 577-1188
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP